Exhibit 99.1

Yingli Green Energy Announces Share Repurchase Program

BAODING, China; September 30, 2011 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic (“PV”) manufacturers, which markets its products under the brand “Yingli Solar”, today announced that its board of directors has authorized a share repurchase program.

Under the terms of the approved program, Yingli Green Energy may repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months in the open market or in negotiated transactions, subject to market conditions and other factors, as well as relevant rules under the Securities Exchange Act of 1934, as amended (the “Act”). The Company will also effect repurchase transactions in compliance with Rule 10b5-1 under the Act and the Company’s insider trading policy.

Yingli Green Energy plans to fund repurchases made under this program from its available cash balance, cash from operations or cash from other sources.

Mr. Liansheng Miao, Chairman and Chief Executive Officer of the Company, commented, “We believe our ADSs are currently undervalued. The share repurchase program reaffirms our confidence in the long-term growth of Yingli Green Energy and demonstrates our commitment to enhancing shareholder value.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated production capacity of over 1 GW per year. Two capacity expansion projects of 600 MW and 100 MW are under construction in Baoding and Hainan, respectively, which are expected to reach full production by the end of 2011 and will increase the Company’s total nameplate capacity to 1.7 GW in late 2011. Yingli Green Energy’s in-house polysilicon plant, Fine Silicon, which has a designed annual production capacity of 3,000 metric tons, has successfully started commercial operation in early August 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 11,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China:
Qing Miao
Director of Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
Email: ir@yinglisolar.com

In the Americas:
Helena Kimball
Head of Marketing Communications
Yingli Green Energy Americas, Inc.
Tel: +1 603 5915812
Email: helena.kimball@yinglisolar.com

In Europe:
Rebecca Jarschel
Marketing Communications Manager
Yingli Green Energy Europe GmbH
Tel: +49 89 540303412
Email: rebecca.jarschel@ygee.eu

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